Exhibit 99.1

For Immediate Release

BCE files 2022 annual report on Form 40-F

MONTRÉAL, March 3, 2023 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2022 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F includes audited financial statements for the year ended December 31, 2022, and is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at SEC.gov.

Holders of BCE securities may receive a printed copy of BCE’s audited financial statements at no charge by contacting BCE Investor Relations by phone at 1-800-339-6353, by email at investor.relations@bce.ca or by mail at 1, carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Ellen Murphy

ellen.murphy@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

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